SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of March, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    784,882$    501,176      47,128
  Accounts receivable, net .........................   1,080,154   1,087,099     102,225
  Taxes recoverable and other assets ...............      95,263      45,375       4,267
  Inventories, net .................................     695,682     789,836      74,272
  Prepaid expenses .................................       1,080       6,451         607
  Current assets of discontinued operations ........     107,973           0           0
            Total current assets ...................   2,765,034   2,429,937     228,498
LONG-TERM RELATED PARTIES ..........................     305,642     377,344      35,483
PROPERTY, PLANT AND EQUIPMENT, net .................   7,542,522   7,240,459     680,853
INVESTMENT IN SUBSIDIARIES .........................   4,699,367   3,413,790     321,014
OTHER ASSETS, net ..................................     245,764     199,423      18,753
Noncurrent assets of discontinued operations .......     257,598           0           0
            Total  assets ..........................$ 15,815,927$ 13,660,953   1,284,600

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     129,355     188,227      17,700
  Interest payable .................................       1,066       3,086         290
  Trade accounts payable ...........................     312,661     391,436      36,808
  Notes payable ....................................      38,197      27,059       2,544
  Accrued liabilities ..............................     504,834     244,643      23,005
  Employee profit-sharing ..........................         876         550          52
  Current liabilities of discontinued operations ...     131,138           0           0
            Total  current liabilities .............   1,118,127     855,001      80,400
LONG-TERM DEBT .....................................   6,329,798   5,786,536     544,134
LONG-TERM RELATED PARTIES ..........................   1,559,477     773,108      72,699
LIABILITY FOR CAPITALIZATION........................   3,264,164           0           0
LONG-TERM NOTES PAYABLE ............................      48,402      20,587       1,936
DEFERRED TAXES......................................   1,421,970   1,181,601     111,111
LIABILITY FOR EMPLOYEE BENEFITS.....................     310,483     300,935      28,298
NONCURRENT LIABILITIES OF DISCONTINUES OPERATIONS ..     150,181           0           0
            Total long term liabilities ............  13,084,475   8,062,767     758,178
            Total  liabilities .....................  14,202,602   8,917,768     838,577
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,583,884   4,715,700     443,438
  Minority interest ................................      29,441      27,485       2,585
            Total stockholders' equity .............   1,613,325   4,743,185     446,023
            Total liabilities and stockholders' equi$ 15,815,927$ 13,660,953   1,284,600

               Exchange rate: $ 10.6344

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     63,917$     50,549       4,753
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................    -348,878      94,358       8,873
       Depreciation and amortization ...........................     262,465     260,310      24,478
       Amortization of debt issuance cost and other
           financing costs .....................................     333,510           0           0
       Loss (gain) on sale of property, plant and equipment ....      13,364       6,683         628
       Deferred income taxes ...................................     404,683     245,385      23,075
       Other....................................................      19,310      34,051       3,202
       Total items which do not require cash....................     684,454     640,787      60,256
  Net resources generated from income ..........................     748,371     691,336      65,009
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      97,691     -94,154      -8,854
    Decrease (Increase) in current assets ......................     -91,371      44,517       4,186
    Decrease (increase) in account receivables, net ............     155,331      -6,945        -653
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      27,004    -190,860     -17,947
  Resources generated by continued operating  ..................     937,026     443,894      41,741
  Assets and liabilities discontinued ..........................      22,636     -23,165      -2,178
  Resources generated by operating activities ..................     959,662     420,729      39,563
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -607,968  -4,668,274    -438,979
       Increase (Decrease) in capital ..........................          49     287,819      27,065
       Gain on shares sales ....................................           0   2,943,981     276,836
  Net resources generated from financing activities ............    -607,919  -1,436,474    -135,078
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....    -133,574     -15,306      -1,439
       Profit on sale of discontinued operations................           0      71,483       6,722
       Acquisition of shares ...................................           0     682,347      64,164
       Increase in deferred assets .............................      -9,023      -6,485        -610
  Net resources applied to investing activities ................    -142,597     732,039      68,837
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     209,146    -283,706     -26,678
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     575,736     784,882      73,806
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    784,882$    501,176US    47,128


* The exchange rate of 10.6344 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,191,738$  1,155,318         -3%     103,442     108,640          5%
COST OF SALES ...........................    964,854     950,776         -1%      83,749      89,406          7%
     Gross profit........................    226,884     204,542        -10%      19,693      19,234         -2%

     Selling and Administrative expenses     116,889     143,949         23%      10,146      13,536         33%
     Operating income ...................    109,995      60,593        -45%       9,547       5,698        -40%
FINANCIAL EXPENSE:
Interest expense ........................     61,245     138,878        127%       5,316      13,059        146%
Interest income .........................    -39,219     -23,543        -40%      -3,404      -2,214        -35%
Exchange (gain) loss, net ...............   -230,487     -96,605        -58%     -20,006      -9,085        -55%
Gain on monetary position ...............   -180,621     -97,238        -46%     -15,678      -9,144        -42%
  Total financial expense ...............   -389,082     -78,508        -80%     -33,772      -7,384        -78%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    147,177     -29,493     N/A          12,775      -2,773     N/A
  Total other income (expense) ..........    147,177     -29,493     N/A          12,775      -2,773     N/A
  Income (loss) before income and asset t    646,254     109,608        -83%      56,094      10,309        -82%
Provisions for income and asset taxes ...    -94,203      16,290     N/A          -8,177       1,532     N/A
Provision for deferred income taxes .....    518,468     142,555        -73%      45,003      13,405        -70%
  Net income after taxes ................    221,989     -49,237     N/A          19,268      -4,628     N/A
Discontinued operations .................    -64,230     -51,263        -20%      -5,575      -4,820        -14%
Loss (Gain) in subsidiaries .............   -588,991      27,026     N/A         -51,143       2,543     N/A
Net income before minority interest......$   875,210$    -25,000     N/A          75,986      -2,351     N/A
  Minority interest......................      2,697        -439     N/A             234         -41     N/A
  Majority net income....................$   872,513$    -24,561     N/A          75,752      -2,310     N/A

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 4,462,521$  4,566,542          2%     374,104     414,602         11%
COST OF SALES ...........................  3,570,315   3,827,764          7%     299,345     347,408         16%
     Gross profit........................    892,206     738,778        -17%      74,759      67,194        -10%

     Selling and Administrative expenses     478,172     470,120         -2%      40,065      42,800          7%
     Operating income ...................    414,034     268,658        -35%      34,694      24,394        -30%
FINANCIAL EXPENSE:
Interest expense ........................  1,102,424     569,704        -48%      91,391      51,735        -43%
Interest income .........................    -85,400    -417,422        389%      -7,221     -36,702        408%
Exchange (gain) loss, net ...............    -76,664    -321,835        320%      -8,002     -29,549        269%
Gain on monetary position ...............   -485,365    -187,115        -61%     -41,140     -17,112        -58%
  Total financial expense ...............    454,995    -356,668     N/A          35,028     -31,628     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     63,265    -130,655     N/A           5,808     -11,715     N/A
  Total other income (expense) ..........     63,265    -130,655     N/A           5,808     -11,715     N/A
  Income (loss) before income and asset t     22,304     494,671       2118%       5,474      44,307        709%
Provisions for income and asset taxes ...      7,967      27,491        245%         340       2,552        651%
Provision for deferred income taxes .....    404,684     245,385        -39%      35,510      22,300        -37%
  Net income after taxes ................   -390,347     221,795     N/A         -30,376      19,455     N/A
Discontinued operations .................   -105,386      76,888     N/A          -9,038       6,942     N/A
Loss (Gain) in subsidiaries .............   -348,878      94,358     N/A         -30,250       7,730     N/A
Net income before minority interest......$    63,917$     50,549        -21%       8,912       4,783        -46%
  Minority interest......................       -175      -2,281       1203%          -8        -214       2575%
  Majority net income....................$    64,092$     52,830        -18%       8,920       4,997        -44%



CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



ON JULY 15, 2005, CORPORACION DURANGO, THROUGH ITS SUBSIDIARY, PONDEROSA INDUSTRIAL
DE MEXICO, S.A. DE C.V., SOLD THE ASSETS OF ITS CHIHUAHUA PARTICLEBOARD MILL. WITH
THIS TRANSACTION CORPORACION DURANGO ENDS ITS DIVESTING PROGRAM OF NON-STRATEGIC
ASSETS. THIS LETS THE COMPANY TO REINVEST ON ITS PAPER PRODUCTION OPERATION.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY
IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS, INCLUDE THE FINANCIAL STATEMENTS
OF CORPORACION DURANGO, S.A. DE C.V. AND THE FOLLOWING SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.
NTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR CONSOLIDATION
PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS,
LIABILITIES AND INCOME OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50%
OF OWNERSHIP.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN
ACCORDANCE WITH BULLETIN B-10, AND ITS AMMENDMENTS, ISSUED BY THE MEXICAN INSTITUTE
OF PUBLIC ACCOUNTANTS. THIS BULLETIN REQUIRES A RESTATEMENT OF ALL THE FINANCIAL
STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED
BALANCE SHEET. THEREFORE, THE FINANCIAL STATEMENTS ARE COMPARABLE TO THE PREVIOUS
YEAR.
THE NUMBERS ARE COMPARABLE IN THE SAME CURRENCY. CONSEQUENTLY, THE FINANCIAL
STATEMENTS OF THE PREVIOUS YEAR HAVE BEEN RESTATED IN THE CURRENCY AS OF THE DATE
THE LAST FINANCIAL STATEMENTS WERE ISSUED.
B)  CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN
B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF
FOREIGN OPERATIONS" ACCORDINGLY , THE TRANSLATION IS DONE UNDER THE "FOREIGN
ENTITIES"

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE  INVESTMENTS ARE   REALIZABLE  WITHIN THREE MONTHS AND ARE VALUED AT MARKET
PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE
EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR`S EXCHANGE RATE.
THE EXCHANGE RATE ON DECEMBER 31st, 2005 WAS $10.6344.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED  MARKET VALUE. THE AVERAGE
COST  APROXIMATES  THE LAST PURCHASE  OR PRODUCTION COST.



PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING
THE NATIONAL CONSUMER PRICE INDEX (NCPI) TO THE HISTORICAL COST. EXCEPT FOR
MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN, RESTATED ACQUISITION COST IS EXPRESSED IN
THE CURRENCY OF THE COUNTRY OF ORIGIN, CONVERTED INTO MEXICAN PESOS AT THE MARKET
EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.
THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST IDENTIFIED WITH THE
RELATED LIABILITY TO EACH PROJECT. DURING THE PERIOD THE COMPANY DID NOT REGISTER
ANY AMOUNT UNDER THIS CONCEPT.
DEPRECIATION:
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED IN ACCORDANCE WITH
RESTATED ASSET VALUE AND IS CALCULATED USING THE PRODUCTION UNITS METHOD BASED ON
THE USEFUL LIFE AND ESTIMATED PRODUCTION CAPACITY OF SUCH ASSETS. ASSETS ARE
DEPRECIATED AS FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTERS                  1-3



CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR
OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS,THIS NORMATIVITY
MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE OF EXPENSES AND
LIABILITIES RELATED TO RETIREMENT AND SENIORITY PREMIUMS, INCLUDING FORMAL AND
INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED
UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE A LIABILITY (ASSET) OF
TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN
DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO
RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL LIABILITY IN
CASE THE ACTUAL LIABILITY IS LARGER THAN THE PROJECTED NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND SENIORITY PREMIUMS), ARE
RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES ARE  PAID IN ACCORDANCE WITH
CALCULATION PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS A BENEFIT AND
RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN
ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF
SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V.
AND SUBSIDIARIES(THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE
BULLETIN D-3  ON 2004" A NEW 2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN
ACCORDANCE TO MODIFICATIONS TO BULLETIN D-3.



STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS,
INCLUDE THE  RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX
(NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND
PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS THE REQUIRED
AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF
DECEMBER 31st, 2005.
FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111



DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE
COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED
TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS
THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS
SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH
TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN
BOOK  AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.



DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE PARTICLEBOARD PLANT
FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005 AND 2004 PERIODS.



BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH BULLETIN B-5 "FINANCIAL
INFORMATION BY SEGMENT". THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD
USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. PRODUCTION AND SALES OF CORRUGATED CONTAINER,  AND MULTIWALL BAGS AND
SACKS.
2. PAPER. PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT PAPER PRODUCED FROM  VIRGIN
FIBERS OR RECYCLED FIBERS.
3. OTHERS. PRODUCTION AND SALE OF PLYWOOD AND PARTICLEBOARD.
INTER-SEGMENTS SELLING PRICES ARE DETERMINED  BY THE MARKET . THE COMPANY EVALUATES
PERFORMANCE OF EACH BUSINESS UNIT  BASED ON OPERATING RESULTS .
AS OF DECEMBER 31st., 2005 AND 2004, THE SEGMENT INFORMATION IS PRESENTED AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2005          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        4,401,667          45,626          27,407,568
PAPER            2,761,426          15,624           8,504,387
OTHERS              94,675             363           1,057,639
ELIMINATONS     (2,691,226)                        (23,308,641)
                ----------     ------------      --------------
TOTAL            4,566,542          61,613          13,660,953
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT         SEGMENT
    2004          INCOME        ACQUISITION        ASSETS
   ------        ---------     ------------     --------------
PACKAGING        4,161,353          68,800         31,330,487
PAPER            2,585,964          79,438          9,311,424
OTHERS             110,644             148          1,009,646
ELIMINATIONS    (2,395,440)                       (26,201,201)
                ----------     ------------     --------------
TOTAL            4,462,521         148,386         15,450,356
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE  IS USED  IN THE  DECISITION MAKING
PROCESS BY  THE COMPANY.


INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF
EXPERT ADVISORS.




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 1, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer